Exhibit 99.1

July 6, 2007

StealthGas Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Gentlemen:

Reference is made to the Prospectus Supplement (the “Prospectus”) in respect of the Registration Statement (Registration No. 333-143804) on Form F-3 (the “Registration Statement”) of StealthGas Inc. (the “Company”).

We hereby consent to all references to our name in the Prospectus and to the use of the graphical and statistical information supplied by us set forth in the sections of the Registration Statement entitled the “Prospectus Summary” and “The International Gas Carrier Market”. We further advise the Company that our role has been limited to the provision of those data, graphs, and tables. With respect to such data, we advise you that:

•	we have accurately described the international gas carrier market, subject to the availability and reliability of the data supporting the statistical and graphical information presented;
•

our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the gas carrier market; and

•

while we have taken reasonable care in the compilation of the industry statistical data, graphs and tables and believe them to be accurate and correct, data compilation is subject to limited audit and validation procedures.

We hereby consent to the incorporation by reference of this letter in the Registration Statement as an exhibit thereto, and to the reference to our firm under the heading “Experts” in the Prospectus.

FEARNLEYS A/S

/s/ Jon-Aksel Torgersen

Name: Jon-Aksel Torgersen
Title: Chairman of the Board